SYNNEX Corporation

44201 Nobel Drive

Fremont, California 94538

August 24, 2018

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Matthew Crispino

        Jan Woo

RE:	SYNNEX Corporation

Registration Statement on Form S-4

File No. 333-226708

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, SYNNEX Corporation (the “Company”) hereby requests that the effective date of the above-captioned registration statement on Form S-4 (the “Registration Statement”), be accelerated to 4:00 p.m., Eastern Time, on August 28, 2018, or as soon thereafter as may be practicable.

Very truly yours,

SYNNEX Corporation

By:	/s/ Simon Y. Leung
Simon Y. Leung
Senior Vice President, General Counsel and Corporate Secretary